SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Final Results part 3

Y       Defined benefit pension schemes

The Group liability in respect of defined benefit pension schemes is as follows:
	2010	2009
	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(106)	(122)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(114)	(128)
Economic deficit	(220)	(250)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(227)	(187)
Deficit under IAS 19 included in Provisions in the statement of financial position	(447)	(437)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees transferred out.

The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 31 December 2010, the investments in Prudential policies comprise £118 million (2009: £101 million) for PSPS and £227 million (2009: £187 million) for the M&G scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability for additional funding is established.

Under IFRIC 14, at 31 December 2010, the Group has not recognised the underlying PSPS surplus of £485 million, gross of deferred tax (2009: £513 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £47 million gross of deferred tax (2009: £75 million).

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. No formal deficit plan was required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation, an additional funding akin to deficit funding was agreed by the Trustees. This is subject to a reassessment when the next valuation is completed. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions.

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. Since the valuation date, there has been deterioration in the funding level.  During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until the conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2010 of £146 million (2009: £139 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at 31 December 2010 was £27 million (2009: £36 million) and is wholly attributable to shareholders.

The next triennial valuations for the PSPS, Scottish Amicable and M&G pension schemes are scheduled to take place as at 5 April 2011, 31 March 2011 and 31 December 2011, respectively.

(i)     Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2010	2009
	%	%

Discount rate*	5.45	5.8
Rate of increase in salaries	5.55	5.7
Rate of inflation	3.55	3.7
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.55	3.7
Guaranteed (maximum 2.5%)**	2.5	2.5
Discretionary**	2.5	2.5
Expected returns on plan assets	5.9	4.5

* The discount rate has been determined by reference to an "AA" corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 3.55 per cent in 2010 (2009: 3.7 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The 2010 specific allowance is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries ("CMI").

The tables used for PSPS immediate annuities in payment at 31 December 2010 were:

Male: 108.6 per cent PNMA 00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA 00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

In July 2010, the UK Government announced plans to use the Consumer Price Index (CPI) in place of the Retail Price Index (RPI) in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI. In addition, the Government has also published in December 2010 a consultation paper which sets out the Government's views on the impact of the switch from RPI to CPI will have on the private sector occupational pension schemes. The consultation period closed on 2 March 2011.

For the Group's UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes' rules and may therefore be affected by the Government's decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, are unaffected.

The above has no impact on the results for the year ended 31 December 2010. The impact of this change, if and when made, will be recognised in a future period. Using the underlying information as at 31 December 2010 the estimated effect of such a change would give rise to an accounting benefit of approximately £30 million to the Group's operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £20 million to shareholders' equity.

(ii)    Estimated pension scheme deficit - economic basis

Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2010
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2010	Operating results (based on longer-term investment returns) (note a)	Actuarial and other gains and losses (note b)	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2010 (note c)
	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	338	(7)	(109)	90	312
Less: amount attributable to PAC with-profits fund	(285)	(11)	71	(39)	(264)
Shareholders' share:
Gross of tax surplus (deficit)	53	(18)	(38)	51	48
Related tax	(15)	5	11	(14)	(13)
Net of shareholders' tax	38	(13)	(27)	37	35
Effect of IFRIC 14
Surplus (deficit)	(588)	(38)	94	-	(532)
Less: amount attributable to PAC with-profits fund	407	29	(66)	-	370
Shareholders' share:
Gross of tax surplus (deficit)	(181)	(9)	28	-	(162)
Related tax	51	2	(9)	-	44
Net of shareholders' tax	(130)	(7)	19	-	(118)
With the effect of IFRIC 14
Surplus (deficit)	(250)	(45)	(15)	90	(220)
Less: amount attributable to PAC with-profits fund	122	18	5	(39)	106
Shareholders' share:
Gross of tax surplus (deficit)	(128)	(27)	(10)	51	(114)
Related tax	36	7	2	(14)	31
Net of shareholders' tax	(92)	(20)	(8)	37	(83)

Notes
(a)	The components of the (charge) credit to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2010	2009
	£m	£m
Service cost	(38)	(34)
Finance (expense) income:
Interest on pension scheme liabilities	(294)	(277)
Expected return on assets	325	240
Total charge without the effect IFRIC 14	(7)	(71)
Effect of IFRIC 14 for pension schemes	(38)	23
Total charge after the effect of IFRIC 14	(45)	(48)

The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £45 million (2009: £48 million) is made up of a charge of £27 million (2009: £29 million) relating to PSPS and a charge of £18 million (2009: £19 million) for other schemes. This net charge represents:

	2010	2009
	£m	£m
Underlying IAS 19 charge for other pension schemes	(18)	(19)
Cash costs for PSPS	(23)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(4)	(4)
	(45)	(48)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)
The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund (but for 2009 excluding the charge relating to the Taiwan agency business sold in that year)) are as follows:

	2010	2009
	£m	£m
Actual less expected return on assets	306	108
Losses on changes of assumptions for plan liabilities	(411)	(521)
Experience (losses) gains on liabilities	(4)	76
Total charge without the effect of IFRIC 14	(109)	(337)
Effect of IFRIC 14 for pension schemes	94	182
Actuarial and other gains and losses after the effect of IFRIC 14	(15)	(155)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The 2010 actuarial losses of £109 million primarily reflects the effect of decrease in risk discount rates and the change in the economic assumptions underlying PSPS commutation factors partially offset by the effect of decreases in inflation rates and the excess of market returns over long-term assumption.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying of IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in 2010 in relation to this provision recognised above as other gains and losses on defined benefit pension schemes was £nil (2009: £48 million).

(c)
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 31 December were:

	2010	2009
	£m	£m
Equities	825	1,096
Bonds	4,203	3,686
Properties	228	287
Cash-like investments	748	443
Total value of assets	6,004	5,512
Present value of benefit obligations	(5,692)	(5,174)
	312	338
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(485)	(513)
Adjust for deficit funding for PSPS	(47)	(75)
Pre-tax deficit	(220)	(250)

(iii)   Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 31 December 2010 of £4,866 million, £572 million and £254 million respectively (2009: £4,436 million, £515 million and £223 million) to changes in discount rates and inflation rates. In addition, the table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 31 December 2010 to changes to mortality rate assumptions.

2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45% to 5.25%	Increase in scheme liabilities by:
		PSPS	3.6%
		Scottish Amicable	5.2%
		M&G	5.1%
Discount rate	Increase by 0.2% from 5.45% to 5.65%	Decrease in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	4.9%
		M&G	4.8%
Rate of inflation	Decrease by 0.2% from 3.55% to 3.35%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Scottish Amicable	5.0%
		M&G	4.5%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Scottish Amicable	2.5%
		M&G	2.9%

2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.50%
		Scottish Amicable	5.20%
		M&G	4.90%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.20%
		Scottish Amicable	4.80%
		M&G	4.90%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.90%
	increases	Scottish Amicable	4.90%
		M&G	4.50%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this to each of the three UK schemes is described further below.

For PSPS, the underlying surplus of the scheme of £485 million (2009: £513 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 31 December 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2010 results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

The deficit of the Scottish Amicable pension scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position. The M&G pension scheme is wholly attributable to shareholders.

Z     Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
At 1 January 2009	115,961	45,361	21,069	182,391
Premiums	6,867	9,177	3,807	19,851
Surrenders	(3,971)	(3,255)	(1,201)	(8,427)
Maturities/Deaths	(7,239)	(733)	(342)	(8,314)
Net flows	(4,343)	5,189	2,264	3,110
Shareholders transfers post tax	(202)	-	(20)	(222)
Change in reserving basis in Malaysia	-	-	(63)	(63)
Assumption changes (shareholder-backed business)	(46)	-	(4)	(50)
Investment-related items and other movements	14,118	2,986	4,242	21,346
Foreign exchange translation differences	707	(5,225)	(2,069)	(6,587)
Disposal of Taiwan agency business	-	-	(3,508)	(3,508)
At 31 December 2009 / 1 January 2010	126,195	48,311	21,911	196,417
Comprising:
- Policyholder liabilities	116,229	48,311	21,858	186,398
- Unallocated surplus of with-profits funds	9,966	-	53	10,019
Premiums	7,890	11,735	4,308	23,933
Surrenders	(3,779)	(3,598)	(2,241)	(9,618)
Maturities/Deaths	(7,303)	(769)	(498)	(8,570)
Net flows	(3,192)	7,368	1,569	5,745
Shareholders transfers post tax	(223)	-	(24)	(247)
Assumption changes (shareholder-backed business)	(46)	-	19	(27)
Investment-related items and other movements	13,218	3,464	2,216	18,898
Foreign exchange translation differences	(208)	1,380	2,081	3,253
Dilution of holding in PruHealth	(27)	-	-	(27)
Acquisition of UOB Life Assurance Limited	-	-	968	968
As at 31 December 2010	135,717	60,523	28,740	224,980
Comprising:
- Policyholder liabilities	125,530	60,523	28,674	214,727
- Unallocated surplus of with-profits funds	10,187	-	66	10,253
Average policyholder liability balances*
2010	120,880	54,417	25,750	201,047
2009	111,969	46,837	19,630	178,436
* Adjusted for acquisition and disposals in the period and excluding unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example, premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2009	82,108	16,318	17,535	115,961
Premiums	3,271	1,860	1,736	6,867
Surrenders	(2,394)	(1,535)	(42)	(3,971)
Maturities/Deaths	(5,147)	(670)	(1,422)	(7,239)
Net flows (note (a))	(4,270)	(345)	272	(4,343)
Shareholders transfers post tax	(202)	-	-	(202)
Switches	(270)	270	-	-
Assumption changes (shareholder-backed business) (note (c))	-	-	(46)	(46)
Investment-related items and other movements (note (b))	9,365	2,849	1,904	14,118
Foreign exchange translation differences	764	(57)	-	707
At 31 December 2009 / 1 January 2010	87,495	19,035	19,665	126,195
Comprising:
- Policyholder liabilities	77,529	19,035	19,665	116,229
- Unallocated surplus of with-profits funds	9,966	-	-	9,966
Premiums	3,311	2,301	2,278	7,890
Surrenders	(2,453)	(1,272)	(54)	(3,779)
Maturities/Deaths	(5,079)	(726)	(1,498)	(7,303)
Net flows (note (a))	(4,221)	303	726	(3,192)
Shareholders transfers post tax	(223)	-	-	(223)
Switches	(236)	236	-	-
Assumption changes (shareholder-backed business) (note (c))	-	-	(46)	(46)
Investment-related items and other movements (note (b))	9,165	2,097	1,956	13,218
Dilution of holding in PruHealth	-	-	(27)	(27)
Foreign exchange translation differences	(207)	-	(1)	(208)
At 31 December 2010	91,773	21,671	22,273	135,717
Comprising:
- Policyholder liabilities	81,586	21,671	22,273	125,530
- Unallocated surplus of with-profits funds	10,187	-	-	10,187
Average policyholder liability balances*
2010	79,558	20,353	20,969	120,880
2009	75,692	17,677	18,600	111,969
*Excluding the unallocated surplus of the with-profits funds and as adjusted for corporate transactions in the period.

Notes
(a)
Net flows of negative £3,192 million have improved from negative £4,343 million in 2009, principally as a result of increased premiums due to the bulk annuity transaction in 2010 and improved unit-linked flows.

(b)
Investment-related items and other movements of £13,218 million across fund types reflected the continued strong performance of UK equity markets in 2010, as well as the continued increase in value of debt securities.

(c)	Assumption changes principally represent the net impact of changes to the mortality assumptions and expense assumptions.

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2009	14,538	30,823	45,361
Premiums	4,667	4,510	9,177
Surrenders	(882)	(2,373)	(3,255)
Maturities/Deaths	(199)	(534)	(733)
Net flows (note (b))	3,586	1,603	5,189
Transfers from general to separate account	984	(984)	-
Investment-related items and other movements (note (c))	3,368	(382)	2,986
Foreign exchange translation differences (note (a))	(1,837)	(3,388)	(5,225)
At 31 December 2009 / 1 January 2010	20,639	27,672	48,311
Premiums	7,420	4,315	11,735
Surrenders	(1,403)	(2,195)	(3,598)
Maturities/Deaths	(259)	(510)	(769)
Net flows (note (b))	5,758	1,610	7,368
Transfers from general to separate account	1,411	(1,411)	-
Investment-related items and other movements (note (c))	2,875	589	3,464
Foreign exchange translation differences (note (a))	520	860	1,380
At 31 December 2010	31,203	29,320	60,523
Average policyholder liability balances
2010	25,921	28,496	54,417
2009	17,589	29,248	46,837

Notes
(a)
Movements in the year have been translated at an average rate of 1.55 (2009: 1.57). The closing balance has been translated at closing rate of 1.57 (2009: 1.61). Differences upon retranslation are included in foreign exchange translation differences of £1,380 million (2009: £5,525 million).

(b)	Net flows for the year were £7,368 million compared with £5,189 million in 2009, driven largely by increased new business volumes for the variable annuity business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £2,875 million in 2010 and £3,368 million in 2009 represent increases in the US equity market during the respective periods. Fixed annuity, GIC and other business investment and other movements primarily reflects the movement in the valuation of the product guarantees and interest credited to policyholder accounts. In 2010, interest credited exceeded the small reduction in the guarantee valuation to give an overall increase in liabilities. In 2009, there was a more significant fall in the valuation of guarantees.

Asian insurance operations
	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2009	8,094	7,220	5,755	21,069
Premiums
New business (note (b))	46	643	517	1,206
In-force	777	1,223	601	2,601
	823	1,866	1,118	3,807
Surrenders	(361)	(666)	(174)	(1,201)
Maturities/Deaths	(253)	(19)	(70)	(342)
Net flows	209	1,181	874	2,264
Shareholders transfers post tax	(20)	-	-	(20)
Change in reserving basis in Malaysia (note (d))	-	(9)	(54)	(63)
Change in other reserving basis	-	-	(4)	(4)
Investment-related items and other movements (note (e))	1,431	2,661	150	4,242
Foreign exchange translation differences (note (a))	(853)	(612)	(604)	(2,069)
Disposal of Taiwan agency business (note (f))	-	(724)	(2,784)	(3,508)
At 31 December 2009 / At 1 January 2010	8,861	9,717	3,333	21,911
Comprising:
- Policyholder liabilities	8,808	9,717	3,333	21,858
- Unallocated surplus of with-profits funds	53	-	-	53
Premiums
New business (note (b))	141	1,072	452	1,665
In-force	897	1,130	616	2,643
	1,038	2,202	1,068	4,308
Surrenders(note (c))	(441)	(1,572)	(228)	(2,241)
Maturities/Deaths	(326)	(40)	(132)	(498)
Net flows (note (b))	271	590	708	1,569
Shareholders transfers post tax	(24)	-	-	(24)
Change in other reserving basis	-	-	19	19
Investment-related items and other movements (note (e))	693	1,405	118	2,216
Foreign exchange translation differences (note (a))	719	1,009	353	2,081
Acquisition of UOB Life Assurance Limited (note (g))	504	3	461	968
At 31 December 2010	11,024	12,724	4,992	28,740
Comprising:
- Policyholder liabilities	10,958	12,724	4,992	28,674
- Unallocated surplus of with-profits funds	66	-	-	66
Average policyholder liability balances*
2010	10,135	11,222	4,393	25,750
2009	8,371	8,107	3,152	19,630
*Adjusted for transactions in the period and excluding the unallocated surplus of with-profits funds.

Notes
(a)
Movements in the year have been translated at the average exchange rate for the year ended 31 December 2010. The closing balance has been translated at the closing spot rates as at 31 December 2010. Differences upon retranslation are included in foreign exchange translation differences of positive £2,081 million in 2010 (2009: negative £2,069 million).

(b)	The increase in policyholder liabilities due to new business premium for the unit-linked business was predominantly driven by an increase in sales during the year of individual linked products.
(c)
Following the recovery of the stock markets in Asia in late 2009 and 2010, policyholders in Asia took the opportunity to capitalise on the increased value of their unit-linked policies through withdrawals, principally in Indonesia, Malaysia, and India.

          The depressed state of the investment markets in late 2008 and 2009 resulted in both the number of, and average value of, withdrawals of investment related products decreasing.
(d)	The change in reserving basis in Malaysia of £63 million reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.
(e)
The positive investment related items and other movements in 2010 for with-profits (£693 million) and unit-linked business (£1,405 million) are mainly driven from Asian equity market gains in the period.

(f)	The disposal of Taiwan agency business reflects the liabilities transferred at the date of disposal.
(g)	The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

Duration of policyholder liabilities
	2010				2009
	UK insurance operations (note (i))	US insurance operations (note (ii))	Asian insurance operations (note (iii))	Total	UK insurance operations	US insurance operations	Asian insurance operations	Total

	£m	£m	£m	£m	£m	£m	£m	£m
Insurance contract liabilities	84,152	58,641	28,498	171,291	77,655	46,346	21,712	145,713
Investment contract liabilities with discretionary participation features	25,613	-	119	25,732	24,780	-	100	24,880
Investment contract liabilities without discretionary participation features	15,765	1,882	57	17,704	13,794	1,965	46	15,805
	125,530	60,523	28,674	214,727	116,229	48,311	21,858	186,398

The tables above show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables in the accompanying notes below show the maturity profile of the cash flows used for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.
The cash flow projections of expected benefit payments used in the maturity profile tables are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts. The maturity tables have been prepared on a discounted basis.

Notes
(i)	UK insurance operations

	With-profits business			Annuity business (insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	43,691	25,613	69,304	12,282	16,442	28,724	11,737	15,765	27,502	125,530
	%	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	46	31	40	32	29	30	35	29	32	36
5 to 10 years	25	25	25	25	23	24	26	21	23	24
10 to 15 years	13	19	16	18	17	18	18	20	19	17
15 to 20 years	7	14	10	12	13	12	10	11	11	11
20 to 25 years	4	8	6	7	8	8	6	8	7	7
over 25 years	5	3	3	6	10	8	5	11	8	5

	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	40,780	24,780	65,560	11,969	14,292	26,261	10,614	13,794	24,408	116,229
	%	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	50	29	41	32	31	32	34	35	35	38
5 to 10 years	26	25	26	25	23	24	25	22	23	25
10 to 15 years	13	19	15	18	17	17	18	19	18	16
15 to 20 years	6	14	9	11	12	12	11	11	11	10
20 to 25 years	3	9	6	7	8	7	7	6	6	6
over 25 years	2	4	3	7	9	8	5	7	7	5

Notes
(a)
 The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

(b)	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(c)	Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
(d)
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(ii)	US insurance operations

		2010				2009
		Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
		£m	£m	£m	£m	£m	£m
	Policyholder liabilities	29,320	31,203	60,523	27,672	20,639	48,311
		%	%	%	%	%	%
	Expected maturity:
	0 to 5 years	50	50	50	52	50	51
	5 to 10 years	27	29	28	27	28	28
	10 to 15 years	11	12	12	10	12	11
	15 to 20 years	5	6	5	5	6	5
	20 to 25 years	3	2	3	3	2	2
	Over 25 years	4	1	2	3	2	3

(iii) Asian insurance operations

	2010	2009
	£m	£m
Policyholder liabilities	28,674	21,858
Expected maturity:	%	%
0 to 5 years	24	24
5 to 10 years	20	21
10 to 15 years	15	15
15 to 20 years	12	12
20 to 25 years	10	9
Over 25 years	19	19

AA Sensitivity analysis

Sensitivity of IFRS basis profit or loss and equity to market and other risks

Overview of risks by business unit
The financial and insurance assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

• Currency risk: due to changes in foreign exchange rates;
• interest rate risk: due to changes in market interest rates; and
• other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.
In addition, the profitability of the Group's life assurance businesses and asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

Three key points are to be noted, namely:

•        The Group's with-profit and unit-linked funds absorb most market risk attaching to the funds' investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

• the Group's shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and
• the main exposures of the Group's IFRS basis results to market risk for life assurance operations on investments of the shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis shareholders' profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	Insurance and lapse risk
UK insurance operations
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital
US insurance operations
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed indexed annuities, Fixed annuities and GIC business	Credit risk Interest rate risk		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts

These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39

Asian insurance operations
Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Interest rate and price risk	Long-term interest rates

IFRS shareholder results - Exposures for market and other risk
Key Group exposures
The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products not mitigated by the interest derivative programmes and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below under the US operations section of market and credit risk.

Jackson's derivative programme is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the asset and liabilities for the insurance contract liabilities, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in equity (i.e. outside the income statement).

For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and by the effect any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

Market and credit risk
UK insurance operations
With-profits business

•	With-profits business
Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.
The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit or equity.
The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.
Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the 'smoothed' basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

•	Prudential Annuities Limited (PAL)
PAL's business is not with-profits, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

•	Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

Shareholder-backed business
The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

•	Prudential Retirement Income Limited (PRIL)
The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.
Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.
The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.
The principal items affecting the IFRS results for PRIL are mortality experience and assumptions and credit risk.

•	PAC non-profit sub-fund
The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.
The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

•	Other shareholder-backed unit-linked business
Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

US insurance operations
Jackson
The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

Invested assets covering liabilities (other than the separate accounts) and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity through the statement of comprehensive income. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities for business written by Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity. As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

•	Variable annuity business -effect of market risk arising from the variability of asset management fees
•	Fixed annuity business - the spread differential between the earned rate and the rate credited to policyholders; and
•	Fixed index annuity business - the spread differential between the earned rate and the rate credited to policyholders.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

The Group has amended its presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect and include it in short-term fluctuations as explained further in note C. Following this change the operating profit based on longer-term investment returns of the US insurance operations of £833 million for 2010 (2009: £618 million) excludes £367 million (2009: £159 million) negative net equity hedge accounting effects, net of related change to amortisation of deferred acquisition costs. The presentation of results for 2009 has been amended accordingly.

Following this change the US insurance operating profit of £833 million for 2010 excludes the market related impacts comprised of £367 million of net equity hedging losses, net of related change to amortisation of deferred acquisition costs (2009: losses of £159 million), representing the movement in fair value of free standing equity derivatives and the movement in the accounting value of Jackson's liabilities for variable and fixed index annuity guarantees, for which a significant proportion are not fair valued, together with the associated fees and claims included in reserves. These net amounts are highly variable and not representative of underlying performance based on longer-term investment returns and have therefore been included in short-term fluctuations. The presentation of results for 2009 has been amended accordingly.

Asian insurance operations
For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group's Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group's segmental analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

Insurance and lapse risk
The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity outlook that results in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, e.g. surrender charges.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions
•     Financial risk factors
•     Non-financial risk factors.

Correlation across risk factors
•     Longevity risk
•     Expenses
•     Persistency
•     Other risks.

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

(i)     UK insurance operations

The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

With-profits business
SAIF
Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus.

Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

•        The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;
•        Actual versus expected default rates on assets held;
•        The difference between long-term rates of return on corporate bonds and risk-free rates;
•        The variance between actual and expected mortality experience;
•        The extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and
•        Changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £53 million (2009: £44 million). A decrease in credit default assumptions of five basis points would increase gross profits by £119 million (2009: £91 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £23 million (2009: £17 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Shareholder exposure to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows.

	2010 £m				2009 £m
	A decrease	A decrease of 1%	An increase of 1%	An increase	A decrease	A decrease	An increase	An increase
	of 2%			of 2%	of 2%	of 1%	of 1%	of 2%
Carrying value of debt securities and derivatives	6,547	2,938	(2,434)	(4,481)	5,372	2,422	(2,020)	(3,731)
Policyholder liabilities	(5,977)	(2,723)	2,109	3,929	(5,125)	(2,304)	1,905	3,498
Related deferred tax effects	(154)	(58)	88	149	(69)	(33)	32	65
Net sensitivity of profit after tax and shareholders' equity	416	157	(237)	(403)	178	85	(83)	(168)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2010 £m		2009 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(302)	(151)	(292)	(146)
Related deferred tax effects	82	41	82	41
Net sensitivity of profit after tax and shareholders' equity	(220)	(110)	(210)	(105)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis given above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(ii) US insurance operations

Currency fluctuations
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2010, the rates were US$1.55 (2009: US$1.57) and US$1.57 (2009: US$1.61) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit (loss) before tax attributable to shareholders, profit (loss) for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2010	2009	2010	2009
	£m	£m	£m	£m
Profit (loss) before tax attributable to shareholders (note (i))	(41)	(44)	50	54
Profit (loss) for the year	(31)	(54)	37	65
Shareholders' equity attributable to US insurance operations	(347)	(274)	424	335

Note

(i)      Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations.
Other sensitivities
The principal determinants of variations in operating profit based on longer-term returns are:

•       Growth in the size of assets under management covering the liabilities for the contracts in force;
•       Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
•       Spread returns for the difference between investment returns and rates credited to policyholders; and
•       Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations.

A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2010 and 2009 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Exposure to equity risk
Variable annuity contracts related
Jackson issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder (traditional variable annuities). It also issues variable annuity and life contracts through separate accounts where it contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), annuitisation (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

At 31 December 2010 and 2009, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ("NAR") is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2010
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	25,540	2,106	64.0 years
GMWB - Premium only	0%	2,742	149
GMWB - For life	0-5%**	1,996	415*
GMAB - Premium only	0%	48	1
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		3,742	466	63.3 years
GMWB - Highest anniversary only		2,010	343
GMWB - For life		852	196*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	1,768	311	65.7 years
GMIB	0-6%	1,933	418		5.1 years
GMWB -For life	0-8%**	15,025	672*

31 December 2009
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	16,915	2,834	63.8 years
GMWB - Premium only	0%	2,505	277
GMWB - For life	0-5%**	1,240	471*
GMAB - Premium only	0%	27	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		2,933	691	62.8 years
GMWB - Highest anniversary only		1,694	496
GMWB - For life		811	258*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	1,307	384	65.1 years
GMIB	0-6%	1,815	488		5.9 years
GMWB -For life	0-7%**	6,934	568*
* The NAR for GMWB "For life" has been estimated as the present value of future expected benefit payments remaining after the amount of the "not for life " guaranteed benefit is zero.
**Ranges shown based on simple interest. The upper limits of five per cent, seven per cent and eight per cent simple interest are approximately equal to 4.1 per cent, 5.5 per cent and six per cent respectively, on a compound interest basis over a typical 10-year bonus period.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2010	2009
	£m	£m
Mutual fund type:
Equity	23,841	15,477
Bond	3,417	2,340
Balanced	3,345	2,186
Money market	451	522
Total	31,054	20,525

Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits as illustrated above. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impacts would be observed if the equity markets were to decrease.

At 31 December 2010 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting benefit, net of related DAC amortisation, before tax of up to £100 million (2009: £60 million), excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at 31 December 2010 of up to £60 million (2009: £40 million). An immediate decrease in the equity markets of 20 per cent is estimated to result in an accounting benefit, net of related DAC amortisation, before tax of up to £170 million (2009: £110 million), excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at 31 December 2010 of up to £110 million (2009: £80 million). An immediate increase in the equity markets of 10 and 20 per cent is estimated to result in an approximately equal and opposite estimated effect on profit and shareholders' equity as that disclosed above for a decrease.

The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Other exposure to equity risk

In addition to the above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2010 and 31 December 2009. The table below shows the sensitivity to a 10 and 20 per cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2010 £m		2009 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(143)	(72)	(117)	(58)
Related deferred tax effects	50	25	41	20
Net sensitivity of profit after tax and shareholders' equity	(93)	(47)	(76)	(38)

A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

In the equity risk sensitivity analysis given above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Exposure to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP (as 'grandfathered' under IFRS 4) basis of measurement. The GMWB features  attaching to variable annuity business (other than "for-life") represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at 31 December 2010 and 2009 is as follows:

	2010 £m				2009 £m
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
Profit and loss
Direct effect
Derivatives value change	842	363	(277)	(529)	(319)	(148)	159	370
Policyholder liabilities	(547)	(243)	219	416	(418)	(185)	170	334
Related effect on amortisation of DAC	47	23	(34)	(63)	364	162	(156)	(328)

Pre-tax profit effect
Operating profit based on longer-term investment returns	579	245	(181)	(345)	(144)	(62)	56	109
Short-term fluctuations in investment returns	(237)	(102)	89	169	(229)	(109)	117	267
	342	143	(92)	(176)	(373)	(171)	173	376
Related effect on charge for deferred tax	(120)	(50)	32	62	131	60	(60)	(131)
Net profit effect	222	93	(60)	(114)	(242)	(111)	113	245

Other comprehensive income
Direct effect on carrying value of debt securities	2,663	1,454	(1,454)	(2,663)	2,183	1,179	(1,179)	(2,183)
Related effect on amortisation of DAC	(1,174)	(641)	641	1,174	(764)	(413)	413	764
Related effect on movement in deferred tax	(521)	(285)	285	521	(497)	(268)	268	497
Net effect	968	528	(528)	(968)	922	498	(498)	(922)
Total net effect on IFRS equity	1,190	621	(588)	(1,082)	680	387	(385)	(677)

(iii)   Asian insurance operations

Sensitivity of IFRS basis profit and equity to market and other risks
Currency translation
Consistent with the Group's accounting policies, the profits of the Asian insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2010	2009	2010	2009
	£m	£m	£m	£m
Profit before tax attributable to shareholders (note(i))	(65)	(40)	80	49
Profit for the year	(58)	(35)	71	43
Shareholders' equity, excluding goodwill, attributable to Asian operations	(193)	(129)	236	158

Note
(i)
Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and actuarial gains and losses on defined benefit pension schemes but excluding the loss on sale and results for Taiwan agency business.

Other risks
With-profits business
Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business.
Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.
Unit-linked business
As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

Other business
Interest rate risk
Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of 1 per cent in the 10 year government bond rate can be considered reasonably possible. At 31 December 2010, 10 year government bond rates vary from territory to territory and range from 1.1 per cent to 12.25 per cent (2009: 1.3 per cent to 11.45 per cent). Exception to this arises in Japan and Taiwan where reasonably possible interest rate movements have been determined as 0.5 per cent (2009: Japan and Taiwan 0.5 per cent). These reasonably possible changes would have the following impact:

	2010 £m	2009 £m
	A decrease of 1% (note (i))	A decrease of 1% (note (i))
Pre-tax profit	110	91
Related deferred tax (where applicable)	(41)	(22)
Net effect on profit and equity	69	69

Note
(i)	One per cent sensitivity has been used in all territories (except Japan and Taiwan (0.5 per cent)) (2009: Japan and Taiwan 0.5 per cent)

          The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.
          At 31 December 2010, an increase in the rates of one per cent (Japan and Taiwan (0.5 per cent) (2009: one per cent except Japan and Taiwan 0.5 per cent) is estimated to have the effect of decreasing pre-tax profit by £112 million (2009: £109 million). After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £82 million (2009: £83 million).
Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (£515 million at 31 December 2010). Generally changes in equity and property investment values are not automatically matched by investments in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2010 and 2009 would be as follows:

	2010 £m		2009 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(103)	(52)	(58)	(29)
Related deferred tax (where applicable)	10	5	8	4
Net effect on profit and equity	(93)	(47)	(50)	(25)

A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

In the equity risk sensitivity analysis given above the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within IFRS policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax IFRS profit would be impacted by approximately £21 million (2009: £9 million) (with a corresponding change to IFRS shareholders' equity). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

(iv)    Asset management operations#

         Currency translation

Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the most significant operations are given in note VII.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £9 million (2009: £5 million) and £28 million (2009: £23 million) respectively.

Other sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2010 by asset management operations were £1,574 million (2009: £1,164 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

AB   Share capital, share premium and own shares

	2010
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	-	13
Shares issued in lieu of cash dividends	10,911,808	-	62
Reserve movements in respect of shares issued in lieu of cash dividends	-	-	(62)
At 31 December 2010	2,545,594,506	127	1,856

	2009

	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	-	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Reserve movements in respect of shares issued in lieu of cash dividends	-	-	(136)
At 31 December 2009	2,532,227,471	127	1,843

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.
Shares issued in lieu of cash dividends are considered to take the legal form of bonus issue shares and have been accounted for as such.

At 31 December 2010, there were options outstanding under Save As You Earn schemes to subscribe for 12,802,482 (2009: 12,230,833) shares at prices ranging from 288 pence to 572 pence (2009: 266 pence to 572 pence) and exercisable by the year 2016 (2009: 2016).

The cost of own shares of £75 million as at 31 December 2010 (2009: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2010, 4.5 million (2009: 5.3 million) Prudential plc shares with a market value of £30 million (2009: £34 million) were held in such trusts. Of this total, 4.4 million (2009: 4.8 million) shares were held in trusts under employee incentive plans. In 2010, the Company purchased 5.7 million (2009: 3.4 million) shares in respect of employee incentive plans at a cost of £32 million (2009: £17 million). The maximum number of shares held in the year was 5.3 million which was at the beginning of the year.

Of the total shares held in trust 0.1 million (2009: 0.5 million) were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The shares purchased each month are as follows:
2010		Share Price
	Number of shares	Low	High	Cost
		£	£	£
January	9,338	6.38	6.38	59,530
February	11,638	5.68	5.68	66,046
March	3,908,274	5.16	6.09	20,884,460
April	11,129	5.63	5.63	62,601
May	14,638	5.59	5.59	81,753
June	190,991	5.26	5.66	1,075,712
July	13,457	5.14	5.14	69,102
August	10,016	5.86	5.86	58,644
September	13,727	5.25	5.84	78,539
October	11,634	6.37	6.37	74,108
November	385,321	5.74	6.49	2,244,770
December	1,153,611	6.04	6.65	7,445,358
2010 Total	5,733,774			32,200,623

The shares purchased each month are as follows:
2009		Share Price
	Number of shares	Low	High	Cost
		£	£	£
January	19,852	3.83	3.94	76,575
February	19,926	3.52	3.52	70,140
March	1,112,209	2.02	3.50	3,837,968
April	22,164	3.38	3.38	74,859
May	32,416	4.45	6.59	173,242
June	26,594	4.44	7.31	145,230
July	342,062	3.86	4.03	1,374,929
August	14,059	4.85	4.85	68,144
September	12,435	5.50	5.50	68,393
October	10,332	6.34	6.34	65,453
November	10,576	6.04	6.04	63,879
December	1,739,591	6.06	6.35	10,941,847
2009 Total	3,362,216			16,960,659

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2010 was 9.8 million (2009: 10.6 million) and the cost of acquiring these shares of £47 million (2009: £50 million) is included in the cost of own shares. The market value of these shares as at 31 December 2010 was £65 million (2009: £67 million).

During 2010 and 2009 respectively, these funds made 833,618 net disposals and 1,414,263 net acquisitions of Prudential shares for a net decrease of £3 million and a net increase of £3 million to book cost.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

The Company did not buy back any of its own shares during 2010 or 2009.

AC   Post balance sheet events

In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million and are intended to finance the repayments of the €500 million Tier 2 subordinated notes in December 2011.

Additional Unaudited Financial Information

1     Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

(ii)	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
(iii)	With-profits business represents the shareholders' transfer from the with-profits fund in the period.
Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.
(v)	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
(vi)
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (e.g. investment expenses are netted off investment income as part of spread income or fee income as appropriate).

(vii)	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source
	2010
	Asia	US	UK		Total
				Unallocated
	£m	£m	£m	£m	£m
Spread income	70	692	251	-	1,013
Fee income	122	506	60	-	688
With-profits	32	-	310	-	342
Insurance margin	392	188	12	-	592
Margin on revenues	1,018	-	223	-	1,241
Expenses
Acquisition costs	(656)	(851)	(167)	-	(1,674)
Administration expenses	(467)	(344)	(113)	-	(924)
DAC adjustments	2	517	(1)	-	518
Expected return on shareholder assets	19	125	98	-	242
Long-term business operating profit	532	833	673	-	2,038
Asset management operating profit	72	22	284	-	378
GI commission	-	-	46	-	46
Other income and expenditure*	-	-	-	(521)	(521)
Total operating profit based on longer-term investment returns	604	855	1,003	(521)	1,941

	2009 (i)
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	31	524	198	-	753
Fee income	80	324	54	-	458
With-profits	29	-	281	-	310
Insurance margin	253	154	41	-	448
Margin on revenues	766	-	275	-	1,041
Expenses
Acquisition costs	(605)	(690)	(192)	-	(1,487)
Administration expenses	(382)	(259)	(173)	-	(814)
DAC adjustments	150	467	(3)	-	614
Expected return on shareholder assets	25	98	125	-	248
Non-recurrent release of reserves for Malaysia life operations	63	-	-	-	63
Long-term business operating profit	410	618	606	-	1,634
Asset management operating profit	55	4	238	-	297
GI commission	-	-	51	-	51
Other income and expenditure*	-	-	-	(418)	(418)
Total operating profit based on longer-term investment returns	465	622	895	(418)	1,564
*Including restructuring and Solvency II implementation costs.

	2008 (i)
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	38	461	35	-	534
Fee income	54	292	57	-	403
With-profits	30	-	395	-	425
Insurance margin	198	161	(12)	-	347
Margin on revenues	672	-	314	-	986
Expenses
Acquisition costs	(619)	(451)	(172)	-	(1,242)
Administration expenses	(331)	(217)	(212)	-	(760)
DAC adjustments	173	-	32	-	205
Expected return on shareholder assets	16	89	108	-	213
Long-term business operating profit	231	335	545	-	1,111
Asset management operating profit	52	7	286	-	345
GI commission	-	-	44	-	44
Other income and expenditure*	-	-	-	(288)	(288)
Total operating profit based on longer-term investment returns	283	342	875	(288)	1,212
*Including restructuring and Solvency II implementation costs.

(i)
During 2010 the Group amended its presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect associated with Jackson's variable annuity and fixed index annuity products, which are now classified in the Group's supplementary analysis of profit before tax attributable to shareholders as part of short term fluctuations in investment returns. 2009 and 2008 operating profit have been amended accordingly and so net equity hedge effects of £159 million negative and £71 million positive have been removed from the previously stated operating profits of £1,405 million and £1,283 million to give a restated value of £1,564 million and £1,212 million, respectively.

Margin analysis of long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in note Z.

				Total
		2010			2009			2008
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	1,013	53,858	188	753	51,000	148	534	44,281	121
Fee income	688	57,496	120	458	43,373	106	403	38,850	104
With-profits	342	89,693	38	310	84,063	37	425	89,075	48
Insurance margin	592			448			347
Margin on revenues	1,241			1,041			986
Expenses
Acquisition costs*	(1,674)	3,492	(48%)	(1,487)	2,896	(51%)	(1,242)	2,879	(43%)
Administration expenses	(924)	111,354	(83)	(814)	94,373	(86)	(760)	83,131	(91)
DAC adjustments	518			614			205
Expected return on shareholder assets	242			248			213
Non-recurrent release of reserve for Malaysia Life	-			63			-
Operating profit	2,038			1,634			1,111

				Asia
		2010			2009			2008
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	70	4,393	159	31	3,152	98	38	2,421	157
Fee income	122	11,222	109	80	8,107	99	54	6,419	84
With-profits	32	10,135	32	29	8,371	35	30	7,168	42
Insurance margin	392			253			198
Margin on revenues	1,018			766			672
Expenses
Acquisition costs*	(656)	1,508	(44%)	(605)	1,261	(48%)	(619)	1,216	(51%)
Administration expenses	(467)	15,615	(299)	(382)	11,259	(339)	(331)	8,840	(374)
DAC adjustments	2			150			173
Expected return on shareholder assets	19			25			16
Non-recurrent release of reserve for Malaysia Life	-			63			-
Operating profit	532			410			231
* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan (2010: £7 million; 2009: £52 million). Acquisition costs include only those relating to shareholders.

Analysis of Asian operating profit drivers

•
Spread income has increased from £31 million in 2009 to £70 million in 2010. This increase arises primarily as a result of improved investment return in Vietnam (where the return in 2009 was particularly low compared to both 2008 and 2010) and additional dividend income received in Japan.

•
Fee income has increased both in absolute terms by £42 million and as an improvement in margin, which has increased 10bps to 109bps. This primarily relates in a change in mix towards those countries with a higher asset management fee margin (e.g. Indonesia) from countries where fees charged are lower.

•
Insurance margin has increased by £139 million from £253 million in 2009 to £392 million in 2010. This reflects the continued growth in the in-force book, which has a relatively high proportion of risk-based products. 2010 includes £19 million relating to reserving changes in India and China.

•	Margin on revenues has increased by £252 million reflecting the growth in the size of the portfolio and changes in country mix.

•
Acquisition costs - the costs as a percentage of APE new business sales has fallen over the period 2008-2010 reflecting management's continued focus on capital management activities, such as the closure of Japan to new business in the first quarter of 2010 and changes to business and country mix. The analysis above uses shareholder acquisition costs as a proportion of total APE, excluding with profits sales from the denominator the margin would become 2010: 53 per cent, 2009: 56 per cent and 2008: 58 per cent.

•
Administration expense margin has reduced from 339 bps in 2009 in part reflecting operational leverage benefit and a shift in mix towards countries with highly efficient business models (e.g. Indonesia).

				US
		2010			2009			2008
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	692	28,496	243	524	29,248	179	461	25,322	182
Fee income	506	25,921	195	324	17,589	184	292	14,783	198
With-profits	-			-			-
Insurance margin	188			154			161
Margin on revenues	-			-			-
Expenses
Acquisition costs	(851)	1,164	(73%)	(690)	912	(76%)	(451)	716	(63%)
Administration expenses	(344)	54,417	(63)	(259)	46,837	(55)	(217)	40,105	(54)
DAC adjustments	517			467			-
Expected return on shareholder assets	125			98			89
Operating profit	833			618			335

Analysis of US operating profit drivers:

•
Spread income benefited from the effect of transactions to more closely match the overall asset and liability duration in 2010. Excluding this effect (£108 million), spread margin in 2010 would have been 205 bps. The increase over the 2009 margin of 179 bps is due in part to decreased crediting rates on fixed annuities.

•
Fee income margins are based on the average of the opening and closing separate account balances. In normal years this is expected to be a reasonable proxy for the average balances throughout the year. In 2009 separate account flows were weighted towards the end of the year artificially lowering the 2009 margin. Using an average based on end of month balances, margins show little movement between years, (2010: 200bps; 2009: 203bps; 2008: 200bps) indicating that absolute revenue amounts are growing in line with separate accounts values. Separate account values increased between 2008 and 2010 both as a result of strong sales and improving equity markets.

•
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry net income. Positive net flows into variable annuity business with life contingent and other guarantees have helped improved the margin from £154 million in 2009 to £188 million in 2010.

•
Acquisition costs have increased in 2010 in absolute terms compared to 2009 following an increase in sales volumes. However acquisition costs as a percentage of APE has fallen from 76 per cent in 2009 to 73 per cent in 2010 as more advisors are electing to take asset based commission, which is paid over the life of the policy based on fund value. This asset based-commission is treated as an administration expense in this analysis as opposed to a cost of acquisition, resulting in a lower acquisition cost ratio but a higher administration expenses margin.

2008 acquisition costs as a percentage of APE sales was 63 per cent, lower than 2009 and 2010. This is primarily because sales of GICs in 2008 (APE £120 million), on which no acquisition costs are incurred, reduces the margin for that year. Excluding GIC APE sales the acquisition cost ratio for 2008 becomes 76 per cent, in line with 2009.

•
Administration expenses margin has increased to 63 bps in 2010 partly as a result of higher asset based commission, which lowers acquisition costs but increases the expenses classified as administration expenses in the table above.

				UK
		2010			2009			2008
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	251	20,969	120	198	18,600	106	35	16,538	21
Fee income	60	20,353	29	54	17,677	31	57	17,648	32
With-profits	310	79,558	39	281	75,692	37	395	81,907	48
Insurance margin	12			41			(12)
Margin on revenues	223			275			314
Expenses
Acquisition costs*	(167)	820	(20%)	(192)	723	(27%)	(172)	947	(18%)
Administration expenses	(113)	41,322	(27)	(173)	36,277	(48)	(212)	34,186	(62)
DAC adjustments	(1)			(3)			32
Expected return on shareholder assets	98			125			108
Operating profit	673			606			545
* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

Analysis of UK operating profit drivers:

•
Spread income has increased by £53 million to £251 million in 2010 reflecting in a higher margin of 120 bps, up from 106 bps last year. The improved margin primarily reflects the beneficial impacts of the bulk annuity deal written in 2010, improved margins on retail annuity new business and improved spread on equity release business following its closure to new business. Spread income was lower in 2008 due to lower margins on new business and the establishment of credit default and deflation reserves in that year in light of the credit crisis offset by the impact of actions to rebalance the credit portfolio.

•	Fee income has increased by 11 per cent to £60 million broadly in line with the value of unit-linked liabilities following the improvement in equity markets.

•
Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Lower amounts were recorded in 2010 (£223 million) compared to 2009 (£275 million) reflecting, in part, lower premiums from shareholder-backed retail business in 2010 as compared to 2009.

•
Insurance margin has fallen by £29 million to £12 million in 2010 reflecting that 2009 included a one-off benefit of £34 million in respect of a longevity swap on certain aspects of the UK's annuity back-book liabilities, which was not repeated in 2010.

•
Acquisition costs as a percentage of new business sales has fallen from 27 per cent in 2009 to 20 per cent in 2010. This reflects in part the impact of the bulk annuity deal which contributed £88 million APE in the period with a relatively low level of acquisition costs, together with the closure of equity release to new business as well as on-going cost saving initiatives.

The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 36 per cent in 2010 (49 per cent in 2009), with the most significant impact being the effect of the bulk annuity deal.

•
Administration expenseshave fallen by £60 million to £113 million and the ratio from 48 bps in 2009 to 27 bps in 2010. This is primarily the result of cost savings initiatives initiated by the UKIO in line with the business's stated objectives.

2          Asian operations - analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	2010	2009
	£m	£m
China(note (ii))	(12)	4
Hong Kong	51	48
India(note (iii))	60	12
Indonesia	157	102
Japan	(6)	(18)
Korea	12	6
Malaysia
- Underlying results	97	65
- Exceptional credit(note (i))		63
Philippines	2	2
Singapore	129	112
Taiwan bancassurance business (note (iv))	(4)	(7)
Thailand	2	(1)
Vietnam	43	30
Other	5	(2)
Total insurance operations (note (v))	536	416
Development expenses	(4)	(6)
Total long-term business operating profit	532	410
Asset management	72	55
Total Asian operations	604	465

Notes
(i)
For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)
China's operating loss of £12 million is after a net charge of £17 million for local reserving changes and associated impacts that have been reflected in the Group's IFRS accounts. Excluding this effect, China's underlying result is a £5 million profit.

(iii)
The operating profit of £60 million from India, a joint venture, includes £36 million arising from changes that improve the reserving estimation technique. Excluding this effect, India's underlying result is a profit of £24 million.

(iv)	Sale of Taiwan agency business
          In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are excluded from analysis of operating profit.
(v)	Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2010	2009
	£m	£m
New business strain (excluding Japan)	(56)	(72)
Japan	(1)	(6)
New business strain (including Japan)	(57)	(78)
Business in force	593	494
Total	536	416

The IFRS new business strain corresponds to approximately four per cent of new business APE premiums for 2010 (2009: approximately six per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

3       Analysis of asset management operating profit based on longer-term investment returns

	2010
	M&G(i)	Asia(i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	615	185	88	229	1,117
Performance-related fees	17	6	-	-	23
Operating income*	632	191	88	229	1,140
Operating expense	(386)	(119)	(50)	(207)	(762)
Operating profit based on longer-term investment returns	246	72	38	22	378
Average funds under management (FUM)**	186.5 bn	47.2 bn

Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	63%	64%

	2009
	M&G(i)	Asia(i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	470	157	89	183	899
Performance-related fees	12	3	-	-	15
Operating income*	482	160	89	183	914
Operating expense	(305)	(105)	(28)	(179)	(617)
Operating profit based on longer-term investment returns	177	55	61	4	297
Average funds under management (FUM)**	157.5 bn	39.6 bn

Margin based on operating income**	31 bps	40 bps
Cost / income ratio***	65%	67%

	2008
	M&G(i)	Asia(i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	480	144	123	139	886
Performance-related fees	43	3	-	-	46
Operating income*	523	147	123	139	932
Operating expense	(295)	(95)	(65)	(132)	(587)
Operating profit based on longer-term investment return	228	52	58	7	345
Average funds under management (FUM)**	154.0 bn	36.9 bn

Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	61%	66%

(i) M&G and Asia asset management businesses can be further analysed as follows:

			M&G							Asia
Operating income*							Operating income*
	Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2010	345	93	287	19	632	34	2010	120	62	71	26	191	40
2009	255	102	227	17	482	31	2009	98	60	62	27	160	40
2008	243	122	280	21	523	34	2008	91	59	56	26	147	40

* Operating income is net of commissions and includes performance related fees.

**  Margin represents operating income as a proportion of the related funds under management (FUM). Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

*** Cost / income ratio is calculated as cost as a percentage of income excluding performance-related fees.
+ Institutional includes internal funds.

4          Shareholders' funds summary by business unit and net asset value per share

(i)	Shareholders' fund summary

	2010	2009
	£m	£m
Asian operations
Insurance operations
Net assets of operation	1,913	1,382
Acquired goodwill	236	80
Total	2,149	1,462
Asset management
Net assets of operation	197	161
Acquired goodwill	61	61
Total	258	222
Total	2,407	1,684

US operations
Jackson (net of surplus note borrowings)	3,815	3,011
Broker-dealer and asset management operations:
Net assets of operation	106	95
Acquired goodwill	16	16
Total	122	111
Total	3,937	3,122

UK operations
Insurance operations:
Long-term business operations	2,115	1,902
Other	33	37
Total	2,148	1,939
M&G
Net assets of operation	254	173
Acquired goodwill	1,153	1,153
Total	1,407	1,326
Total	3,555	3,265

Other operations
Holding company net borrowings	(2,035)	(1,754)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(10)	(16)
Other net assets (liabilities)	177	(30)
Total	(1,868)	(1,800)
Total of all operations	8,031	6,271

(ii)	Net asset value per share

	2010	2009
	£m	£m

Closing equity shareholders' funds	8,031	6,271
Net asset value per share attributable to equity shareholders(note (i))	315 p	248 p

Note
(i)	Based on the closing issued share capital as at 31 December 2010 of 2,546 million shares (2009: 2,532 million shares).

5       Memorandum fair value of Jackson's GMDB and GMWB liabilities

The IFRS accounting for minimum death and withdrawal benefits guarantees of the Group's US insurance operations has a mixed measurement approach.

'Not for life' Guaranteed Minimum Withdrawal Benefits (GMWB) are accounted for as 'embedded derivatives'. Where the economic characteristics and risks of embedded derivatives are not closely related to the economic characteristics and risks of the host insurance contract, and where the contract is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. In Jackson, the embedded derivative liabilities for GMWB liabilities are fair valued using the economic assumptions shown below, in line with IAS 39 (FAS 157 - Fair Value Measurements.)

Where a significant insurance element is present, such as for Guaranteed Minimum Death Benefit (GMDB) and 'for life' GMWB, the guarantees are accounted for as part of the accounting applied to the host insurance contracts. Under IFRS4, the insurance contract accounting applied prior to IFRS adoption has continued to be applied. Accordingly for US variable annuity business the US GAAP standards applicable to insurance contract accounting are applied. Consistent with that approach, the GMDB and 'for life' GMWB guarantees are valued under FASB ASC Topic 944 (sub-topics 944-20, 944-40 and 944-80) Financial Services - Insurance - Separate Accounts, formerly known as "SOP03-1" (Statement of Position 03-1: "Accounting and Reporting by Insurance Enterprises Contracts and for Separate Accounts").

The two reserving methodologies typically produce quite different patterns of results. It is the variation in assumptions, and the way the two reserving methods react to emerging experience, that produces potentially significant differences in reserve patterns through time.

Both methods determine a hypothetical fee or charge (referred to in the rest of this note as "fee assessment") that is anticipated to fund future projected benefit payments arising using the assumptions applicable for that method. After determination at issue, the FAS 157 fee assessment is fixed for the life of the policy, so that variations in experience from that assumed at issue, as well as cash flow timing issues, will create a liability or asset as the value of future benefits becomes more or less, respectively, than the value of the fee assessments.

The SOP 03-1 fee assessment, on the other hand, is recomputed at each valuation date to take into account emerging experience and cash flow timing differences. After redetermination based on valuation date parameters, the new fee assessment is applied retrospectively from issue date to recompute the current reserve provision. This retrospective aspect of the calculation is not present in the FAS 157 methodology.

The chart below compares the assumption bases for the two methods in general terms as well as showing representative comparative values as of December 31, 2010. The comparative values for the projected earned rate and AA corporate bond rate are the 10-year rate in both cases, and the comparative value for volatility is the 5-year rate.

Assumption	SOP 03-1	IAS 39 (FAS 157)

Fund earned rate	8.4 % before fees	Quoted rate swap curve
		(10-year rate:- 3.4% before fees)
Discount rate	8.4%	AA corporate rate curve
		(10-year rate:- 4.8%)
Equity volatility	15%	Implied curve
		(5 year volatility:- 24% )

To provide an approximate translation of values from the SOP 03-1 basis to the IAS 39 basis, the table below shows estimates of the impact of changing each primary economic assumption from the SOP 03-1 values to the IAS 39 values.

Two other items are shown in addition: a reconciling item to account for the difference in how each method adjusts for emerging economic experience (labelled as the "method" component below), and a further adjustment to recognise the impact of additional fees collected over and above those considered for reserving purposes (i.e. the difference between fees actually collected and the hypothetical fee assessment referenced earlier).

Guaranteed Benefit Liability Supplemental Disclosure as of 31 December 2010

	Note	GMDB	GMWB		GMWB
			"for life"		"not for life"	Total
As recorded in I the 31 December 2010 financial statements:		£m	£m		£m	£m
--SOP 03-1	1	220	29			249
--IAS 39 fair value	1				201	201
Total per 31 December 2010 financial statements						450
Change in assumed fund earned rate	2	375	25		n/a	400
Change in discount rate	3	200	50		n/a	250
Change in equity volatility assumption	4	225	0		n/a	225
Change in method	5	(150)	(25)		n/a	(175)
						700

Hypothetical IAS 39 basis fair value	6	870		280		1,150
Adjustment to full fees	7	(200)		(600)		(800)
Hypothetical fair value with full fee recognition	8	670		(320)		350

Notes

1	Note GMWB benefits have reported components on both an SOP 03-1 and IAS 39 basis.

2
Change in fund earned rate: 8.4 per cent to 3.4 per cent, producing significantly higher values of future benefit payments due to lower future assumed fund growth and therefore greater potential for future guaranteed benefit payouts. For GMWBs, future fee income is less dramatically affected, given that for most benefit forms fee income is based on a more stable benefit base rather than a current account value.

3
Change in discount rate: 8.4 per cent to 4.8 per cent, producing significantly higher values, both for future benefit payments and future fees, with a net increase in liability. The absolute impact of this item will be influenced not only by the rate difference, but also by current market conditions, as the proportional impact of a particular rate change will be diluted if applied to a lower absolute value of future cash flows.

4
Change in equity volatility assumption: 15 per cent to 24 per cent, producing higher values, primarily for future benefit payments.  The impact is muted for GMWBs due primarily to the length of time until benefit payments occur, and also by the SOP 03-1 methodology itself.

5
Generally, it is expected that the SOP 03-1 methodology will "lag" market events in terms of reflecting their impact in the reserve calculation. This is because of the retrospective aspect of the calculation described above. This line item is also the balancing item in the reconciliation so contains any cross-effects from other variables.

6	Representation of an approximate hypothetical IAS 39 (FAS 157)value were all guaranteed benefits to be reported on this basis.

7
Value of actual fees collected, on an IAS 39 assumption basis, over and above those already considered in the reserve calculation. The reserve calculation restricts the level of future guarantee fees to a level that is sufficient to meet the expected benefit payments at issue using at issue assumptions to avoid profit recognition at inception.

8	Resulting modified hypothetical IAS 39 (FAS 157) value including adjustment for the value of fees in excess of those considered in the reserve calculation.

In all cases, values shown above, were they to be reflected in actual financial statements, would be significantly offset by an adjustment to deferred acquisition costs, which is impacted by changes in gross profit elements of the variable annuity product.  Thus, for example, it might be expected that the GMDB impacts shown would be offset by some 70 to 75 per cent of the change illustrated, and the GMWB impacts shown would be offset by some 50-55% of the change illustrated. The table below illustrates the approximate impact on shareholders' equity.

Estimated impact on Shareholders' Equity
	Accounts carrying value to hypothetical IAS 39 basis fair value	Accounts carrying value to hypothetical fair value with full fee recognition
Estimated increase/(decrease) in liability	700	(100)
Related adjustments to:
DAC	(475)	(50)
Deferred tax	(75)	50
Estimated Decrease/(increase) in Shareholders' Equity	150	(100)
All numbers rounded to the nearest £25 million.

6     Funds under management

(i)     Summary

	2010	2009
	£bn	£bn
Business area
Asian operations	30.9	23.7
US operations	63.6	49.6
UK operations	145.2	135.6
Internal funds under management	239.7	208.9
External funds (note (i))	100.4	80.9
Total funds under management	340.1	289.8

Note

(i)
External funds shown above for 2010 of £100.4 billion (2009: £80.9 billion) comprise £111.4 billion (2009: £89.8 billion) in respect of investment products, as published in the New Business schedules (see schedule VIII) less £11.0 billion (2009: £8.9 billion) that are classified within internal funds.

(ii)	Internal funds under management - analysis by business area

	Asian operations		US operations		UK operations		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties(note (i))	-	-	0.1	0.1	11.5	11.0	11.6	11.1
Equity securities	14.5	11.4	31.5	21.0	40.7	37.0	86.7	69.4
Debt securities	14.1	10.0	26.4	22.8	75.9	69.1	116.4	101.9
Loans and receivables	1.3	1.2	4.2	4.3	3.8	3.3	9.3	8.8
Other investments	1.0	1.1	1.4	1.4	13.3	15.2	15.7	17.7
Total	30.9	23.7	63.6	49.6	145.2	135.6	239.7	208.9

Note
(i)
As included in the investments section of the consolidated statement of financial position at 31 December 2010 except for £0.4 billion (2009: £0.2 billion) investment properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

7     Foreign currency translation

(i)     Rates of exchange

The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average
Local currency: £	2010	2010	2009	2009
Hong Kong	12.17	12.01	12.52	12.14
Indonesia	14,106.51	14,033.41	15,171.52	16,173.28
Malaysia	4.83	4.97	5.53	5.51
Singapore	2.01	2.11	2.27	2.27
India	70.01	70.66	75.15	75.70
Vietnam	30,526.26	29,587.63	29,832.74	27,892.39
USA	1.57	1.55	1.61	1.57

(ii) Effect of rate movements on results
	As published 2010 (note (i))	Memorandum 2009 (note (i) and (ii))
IFRS basis results	£m	£m
Asian operations:
Long-term operations	536	451
Development expenses	(4)	(6)
Total Asian insurance operations after development costs	532	445
Asset management	72	58
Total Asia operations	604	503
US operations
Jackson(note (iii))	833	626
Broker-dealer, asset management and Curian operations	22	4
Total US operations	855	630
UK operations
Long-term business	673	606
General insurance commission	46	51
Total UK insurance operations	719	657
M&G	284	238
Total UK operations	1,003	895
Total segment profit	2,462	2,028
Other income and expenditure	(450)	(396)
Solvency II implementation costs	(45)	(23)
Restructuring costs	(26)	-
Operating profit from continuing operations based on longer-term investment returns	1,941	1,609
Shareholders' funds	8,031	6,473

	As published 2010 (note (i))	Memorandum 2009 (note (i) and (ii))
EEV basis results	£m	£m
Asian operations:
New business:
Excluding Japan	902	783
Japan	(1)	(13)
Total	901	770
Business in force	549	420
Long-term operations	1,450	1,190
Asset management	72	58
Development expenses	(4)	(6)
Total Asia operations	1,518	1,242
US operations
New business	761	673
Business in force	697	576
Jackson	1,458	1,249
Broker-dealer, asset management and Curian operations	22	4
Total US operations	1,480	1,253
UK operations
New business	365	230
Business in force	571	640
Long-term business	936	870
General insurance commission	46	51
Total insurance	982	921
M&G	284	238
Total UK operations	1,266	1,159

Other income and expenditure	(494)	(434)
Solvency II implementation costs	(46)	-
Restructuring costs	(28)	(27)
Operating profit from continuing operations based on longer-term investment returns	3,696	3,193
Shareholders' funds	18,207	15,904

Notes
(i)	The 'as published' operating profit for 2010 and 'memorandum' operating profit for 2009 have been calculated by applying average 2010 exchange rates (CER).
          The 'as published' shareholders' funds for 2010 and memorandum' shareholders' funds for 2009 have been calculated by applying closing period end 2010 exchange rates.
(ii)	The 2009 operating profit of Asian long-term operations excludes the results of the Taiwan agency business for which the sale process was completed in June 2009.
(iii)
 The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting credit/charge (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 'memorandum' operating profit amounts have been amended accordingly.

8       New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Notes to Schedules 8(a) - 8(f)

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.55.
(1b)	Insurance and investment new business for overseas operations for 2009 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.55.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

Schedule 8(a) - Reported Exchange Rates
Prudential plc - NEW BUSINESS -2010
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP

	2010	2009	+/- (%)	2010	2009	+/- (%)	2010	2009	+/- (%)	2010	2009	+/-
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1a)	1,104	785	41%	1,391	1,131	23%	1,501	1,209	24%	7,493	5,982	25%
US(1a)	11,417	8,885	29%	22	24	(8%)	1,164	912	28%	11,572	9,048	28%
UK	5,656	4,768	19%	254	246	3%	820	723	13%	6,842	5,902	16%
Group Total - ex Japan	18,177	14,438	26%	1,667	1,401	19%	3,485	2,844	23%	25,907	20,932	24%
Japan	13	57	(77%)	6	46	(87%)	7	52	(87%)	39	263	(85%)
Group Total	18,190	14,495	26%	1,673	1,447	16%	3,492	2,896	21%	25,946	21,195	22%

Asian Insurance Operations(1a)
Hong Kong	107	94	14%	276	232	19%	287	241	19%	1,693	1,414	20%
Indonesia	141	41	244%	269	186	45%	283	190	49%	1,011	671	51%
Malaysia	58	63	(8%)	198	140	41%	204	146	40%	1,153	814	42%
Philippines	64	14	357%	17	10	70%	23	11	109%	108	39	177%
Singapore	318	297	7%	143	98	46%	175	128	37%	1,357	1,033	31%
Thailand	15	14	7%	25	14	79%	26	16	63%	100	54	85%
Vietnam	1	1	0%	41	35	17%	41	35	17%	148	128	16%
SE Asia Operations inc. Hong Kong	704	524	34%	969	715	36%	1,039	767	35%	5,570	4,153	34%
China(8)	103	72	43%	48	38	26%	58	45	29%	336	253	33%
India(5)	85	47	81%	180	163	10%	188	168	12%	582	581	0%
Korea	66	38	74%	89	118	(25%)	96	122	(21%)	486	568	(14%)
Taiwan	146	104	40%	105	97	8%	120	107	12%	519	427	22%
Total Asia Operations - ex Japan	1,104	785	41%	1,391	1,131	23%	1,501	1,209	24%	7,493	5,982	25%

US Insurance Operations(1a)
Fixed Annuities	836	1,053	(21%)	-	-	0%	84	105	(20%)	836	1,053	(21%)
Fixed Index Annuities	1,089	1,433	(24%)	-	-	0%	109	143	(24%)	1,089	1,433	(24%)
Life	11	10	10%	22	24	(8%)	23	25	(8%)	166	173	(4%)
Variable Annuities	9,481	6,389	48%	-	-	0%	948	639	48%	9,481	6,389	48%
Total US Insurance Operations	11,417	8,885	29%	22	24	(8%)	1,164	912	28%	11,572	9,048	28%

UK & Europe Insurance Operations
Direct and Partnership Annuities	593	590	1%	-	-	0%	59	59	0%	593	590	1%
Intermediated Annuities	221	242	(9%)	-	-	0%	22	24	(8%)	221	242	(9%)
Internal Vesting Annuities	1,235	1,357	(9%)	-	-	0%	124	136	(9%)	1,235	1,357	(9%)
Total Individual Annuities	2,049	2,189	(6%)	-	-	0%	205	219	(6%)	2,049	2,189	(6%)
Corporate Pensions	228	192	19%	198	191	4%	221	210	5%	1,099	1,007	9%
On-shore Bonds	1,660	1,444	15%	-	-	0%	166	145	15%	1,660	1,444	15%
Other Products	774	881	(12%)	56	55	2%	133	143	(7%)	1,089	1,200	(9%)
Wholesale	945	62	1,424%	-	-	0%	95	6	1,483%	945	62	1,424%
Total UK & Europe Insurance Ops	5,656	4,768	19%	254	246	3%	820	723	13%	6,842	5,902	16%
Group Total - ex Japan	18,177	14,438	26%	1,667	1,401	19%	3,485	2,844	23%	25,907	20,932	24%

The Prudential's European operation is based in Ireland and sells products into Jersey, Guernsey, Isle of Man, Gibraltar, Cyprus, Malta, Belgium, Spain and UK.

Schedule 8(b) - Current Exchange Rates
Prudential plc - NEW BUSINESS -2010
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP

	2010	2009	+/- (%)	2010	2009	+/- (%)	2010	2009	+/- (%)	2010	2009	+/-
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex Japan(1b)	1,104	840	31%	1,391	1,216	14%	1,501	1,300	15%	7,493	6,407	17%
US(1b)	11,417	9,000	27%	22	24	(8%)	1,164	924	26%	11,572	9,165	26%
UK	5,656	4,768	19%	254	246	3%	820	723	13%	6,842	5,902	16%
Group Total - ex Japan	18,177	14,608	24%	1,667	1,486	12%	3,485	2,947	18%	25,907	21,474	21%
Japan	13	61	(79%)	6	50	(88%)	7	56	(88%)	39	284	(86%)
Group Total	18,190	14,669	24%	1,673	1,536	9%	3,492	3,003	16%	25,946	21,758	19%

Asian Insurance Operations(1b)
Hong Kong	107	95	13%	276	234	18%	287	244	18%	1,693	1,429	18%
Indonesia	141	47	200%	269	214	26%	283	219	29%	1,011	773	31%
Malaysia	58	70	(17%)	198	156	27%	204	163	25%	1,153	901	28%
Philippines	64	14	357%	17	11	55%	23	12	92%	108	42	157%
Singapore	318	320	(1%)	143	106	35%	175	138	27%	1,357	1,115	22%
Thailand	15	16	(6%)	25	15	67%	26	17	53%	100	59	69%
Vietnam	1	1	0%	41	33	24%	41	33	24%	148	121	22%
SE Asia Operations inc. Hong Kong	704	563	25%	969	769	26%	1,039	826	26%	5,570	4,440	25%
China(8)	103	74	39%	48	39	23%	58	46	26%	336	259	30%
India(5)	85	51	67%	180	174	3%	188	179	5%	582	622	(6%)
Korea	66	42	57%	89	131	(32%)	96	135	(29%)	486	633	(23%)
Taiwan	146	110	33%	105	103	2%	120	114	5%	519	453	15%
Total Asia Operations - ex Japan	1,104	840	31%	1,391	1,216	14%	1,501	1,300	15%	7,493	6,407	17%

US Insurance Operations(1b)
Fixed Annuities	836	1,067	(22%)	-	-	0%	84	107	(21%)	836	1,067	(22%)
Fixed Index Annuities	1,089	1,452	(25%)	-	-	0%	109	145	(25%)	1,089	1,452	(25%)
Life	11	10	10%	22	24	(8%)	23	25	(8%)	166	175	(5%)
Variable Annuities	9,481	6,471	47%	-	-	0%	948	647	47%	9,481	6,471	47%
Total US Insurance Operations	11,417	9,000	27%	22	24	(8%)	1,164	924	26%	11,572	9,165	26%

UK & Europe Insurance Operations
Direct and Partnership Annuities	593	590	1%	-	-	0%	59	59	0%	593	590	1%
Intermediated Annuities	221	242	(9%)	-	-	0%	22	24	(8%)	221	242	(9%)
Internal Vesting Annuities	1,235	1,357	(9%)	-	-	0%	124	136	(9%)	1,235	1,357	(9%)
Total Individual Annuities	2,049	2,189	(6%)	-	-	0%	205	219	(6%)	2,049	2,189	(6%)
Corporate Pensions	228	192	19%	198	191	4%	221	210	5%	1,099	1,007	9%
On-shore Bonds	1,660	1,444	15%	-	-	0%	166	145	15%	1,660	1,444	15%
Other Products	774	881	(12%)	56	55	2%	133	143	(7%)	1,089	1,200	(9%)
Wholesale	945	62	1,424%	-	-	0%	95	6	1,483%	945	62	1,424%
Total UK & Europe Insurance Ops	5,656	4,768	19%	254	246	3%	820	723	13%	6,842	5,902	16%
Group Total - ex Japan	18,177	14,608	24%	1,667	1,486	12%	3,485	2,947	18%	25,907	21,474	21%

Schedule 8(c) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2010
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1a)(7)	276	248	282	403	359	354	353	435
US(1a)(7)	184	208	249	272	255	305	290	314
UK	180	197	158	189	193	189	166	272
Group Total - ex Japan	640	652	689	864	807	848	809	1,021
Japan(1a)(7)	17	12	11	12	7	-	-	-
Group Total	656	664	700	876	814	848	809	1,021

Asian Insurance Operations(1a)(7)
Hong Kong	46	49	55	91	68	62	65	92
Indonesia	38	46	43	64	61	68	59	95
Malaysia	24	29	32	62	36	41	52	75
Philippines	2	2	3	4	5	5	6	7
Singapore	22	30	29	48	33	42	43	57
Thailand	4	3	4	4	5	8	7	6
Vietnam	5	9	9	11	8	10	10	13
SE Asia Operations inc. Hong Kong	141	168	175	284	216	236	242	345
China(8)	11	11	13	11	14	13	15	16
India(5)	56	20	40	52	73	46	48	21
Korea	37	29	30	26	22	24	23	27
Taiwan	31	20	26	30	34	35	25	26
Total Asian Insurance Operations - ex Japan	276	248	282	403	359	354	353	435

US Insurance Operations(1a)(7)
Fixed Annuities	48	22	14	21	18	24	24	18
Fixed Index Annuities	25	33	48	38	30	30	24	25
Life	6	6	6	6	6	5	6	6
Variable Annuities	105	147	180	207	201	246	236	265
Total US Insurance Operations	184	208	249	272	255	305	290	314

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16	14	9
Intermediated Annuities	6	8	6	5	6	6	5	5
Internal Vesting annuities	39	34	30	33	33	31	29	31
Total Individual Annuities	58	56	50	55	59	53	48	45
Corporate Pensions	52	62	41	55	60	62	48	51
On-shore Bonds	34	42	34	35	33	36	41	56
Other Products	35	35	33	41	40	38	27	28
Wholesale	1	1	1	3	1	-	2	92
Total UK & Europe Insurance Operations	180	197	158	189	193	189	166	272
Group Total - ex Japan	640	652	689	864	807	848	809	1,021

Schedule 8(d) - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2010
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex Japan(1b)(7)	285	267	314	434	359	354	353	435
US(1b)(7)	171	207	261	285	255	305	290	314
UK	180	197	158	189	193	189	166	272
Group Total - ex Japan	636	671	733	908	807	848	809	1,021
Japan(1b)(7)	17	14	13	13	7	-	-	-
Group Total	653	685	746	921	814	848	809	1,021

Asian Insurance Operations(1b)(7)
Hong Kong	43	49	58	94	68	62	65	92
Indonesia	45	53	50	71	61	68	59	95
Malaysia	25	32	36	70	36	41	52	75
Philippines	2	2	3	5	5	5	6	7
Singapore	22	32	32	52	33	42	43	57
Thailand	4	4	5	4	5	8	7	6
Vietnam	5	8	9	11	8	10	10	13
SE Asia Operations inc. Hong Kong	146	180	193	307	216	236	242	345
China(8)	10	11	13	12	14	13	15	16
India(5)	56	23	45	55	73	46	48	21
Korea	42	32	34	27	22	24	23	27
Taiwan	31	21	29	33	34	35	25	26
Total Asian Insurance Operations - ex Japan	285	267	314	434	359	354	353	435

US Insurance Operations(1b)(7)
Fixed Annuities	45	23	16	23	18	24	24	18
Fixed Index Annuities	23	33	50	39	30	30	24	25
Life	6	6	6	7	6	5	6	6
Variable Annuities	97	145	189	216	201	246	236	265
Total US Insurance Operations	171	207	261	285	255	305	290	314

UK & Europe Insurance Operations
Direct and Partnership Annuities	13	14	15	17	20	16	14	9
Intermediated Annuities	6	8	6	5	6	6	5	5
Internal Vesting annuities	39	34	30	33	33	31	29	31
Total Individual Annuities	58	56	50	55	59	53	48	45
Corporate Pensions	52	62	41	55	60	62	48	51
On-shore Bonds	34	42	34	35	33	36	41	56
Other Products	35	35	33	41	40	38	27	28
Wholesale	1	1	1	3	1	-	2	92
Total UK & Europe Insurance Operations	180	197	158	189	193	189	166	272
Group Total - ex Japan	636	671	733	908	807	848	809	1,021

Schedule 8 (e) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2010
INVESTMENT OPERATIONS - BY QUARTER

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	62,279	61,703	72,336	85,016	89,780	96,746	96,015	104,451
Net Flows	2,725	7,344	2,898	2,450	1,203	3,173	1,802	2,712
- Gross Inflows	19,154	25,567	26,394	24,942	24,173	27,182	25,727	29,887
- Redemptions	(16,429)	(18,223)	(23,496)	(22,492)	(22,970)	(24,009)	(23,925)	(27,175)
Other Movements	(3,301)	3,289	9,782	2,314	5,763	(3,904)	6,634	4,211
Total Group Investment Operations	61,703	72,336	85,016	89,780	96,746	96,015	104,451	111,374

M&G

Retail
Opening FUM	19,142	19,671	23,324	28,504	31,059	34,069	33,724	38,232
Net Flows	2,207	1,863	1,656	1,790	1,454	1,922	1,742	2,298
- Gross Inflows	3,325	3,126	3,315	3,802	4,190	4,450	3,986	5,285
- Redemptions	(1,118)	(1,263)	(1,659)	(2,012)	(2,736)	(2,528)	(2,244)	(2,987)
Other Movements	(1,678)	1,790	3,524	765	1,556	(2,267)	2,766	1,976
Closing FUM	19,671	23,324	28,504	31,059	34,069	33,724	38,232	42,506

Institutional(4)
Opening FUM	27,855	26,865	32,597	37,731	39,247	42,155	41,946	44,694
Net Flows	336	4,219	856	551	435	863	(206)	597
- Gross Inflows	1,083	5,097	2,495	2,632	2,151	2,581	1,630	2,099
- Redemptions	(747)	(878)	(1,639)	(2,081)	(1,716)	(1,718)	(1,836)	(1,502)
Other Movements	(1,326)	1,513	4,278	965	2,473	(1,072)	2,954	1,529
Closing FUM	26,865	32,597	37,731	39,247	42,155	41,946	44,694	46,820

Total M&G Investment Operations	46,536	55,921	66,235	70,306	76,224	75,670	82,926	89,326

Asia

Equity/Bond/Other(9)
Opening FUM	10,570	10,038	10,636	12,492	13,122	14,923	14,497	15,825
Net Flows	(370)	174	322	57	166	1,031	446	103
- Gross Inflows	911	1,083	1,725	1,512	1,713	3,414	3,248	3,423
- Redemptions	(1,281)	(909)	(1,403)	(1,455)	(1,547)	(2,383)	(2,802)	(3,320)
Other Movements	(162)	424	1,534	573	1,635	(1,457)	882	430
Closing FUM	10,038	10,636	12,492	13,122	14,923	14,497	15,825	16,358

Third Party Institutional Mandates
Opening FUM	789	799	859	1,008	1,450	1,549	1,604	1,680
Net Flows	1	2	(2)	372	5	125	(39)	-
- Gross Inflows	24	10	5	378	12	137	14	12
- Redemptions	(23)	(8)	(7)	(6)	(7)	(12)	(53)	(12)
Other Movements	9	58	151	70	94	(70)	115	127
Closing FUM	799	859	1,008	1,450	1,549	1,604	1,680	1,807

MMF
Opening FUM	3,873	4,286	4,882	5,281	4,902	4,050	4,244	4,020
Net Flows	554	1,095	115	(321)	(857)	(768)	(141)	(286)
- Gross Inflows	13,808	16,248	18,854	16,618	16,107	16,600	16,849	19,068
- Redemptions	(13,254)	(15,153)	(18,739)	(16,939)	(16,964)	(17,368)	(16,990)	(19,354)
Other Movements	(141)	(499)	284	(58)	5	962	(83)	149
Closing FUM	4,286	4,882	5,281	4,902	4,050	4,244	4,020	3,883

Total Asian Investment Operations	15,123	16,377	18,781	19,474	20,522	20,345	21,525	22,048

US

Retail
Opening FUM	50	44	38	-	-	-	-	-
Net Flows	(3)	(9)	(49)	1	-	-	-	-
- Gross Inflows	3	3	-	-	-	-	-	-
- Redemptions	(6)	(12)	(49)	1	-	-	-	-
Other Movements	(3)	3	11	(1)	-	-	-	-
Closing FUM	44	38	-	-	-	-	-	-

Curian Capital - FUM	1,613	1,646	2,041	2,260	2,708	2,781	3,038	3,457

Schedule 8 (f) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2010
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asian Insurance Operations - ex Japan	276	524	806	1,209	359	713	1,066	1,501
Total US Insurance Operations	184	392	640	912	255	560	850	1,164
Total UK & Europe Insurance Operations	180	376	534	723	193	382	548	820
Group Total - ex Japan	640	1,292	1,980	2,844	807	1,655	2,464	3,485
Japan	17	29	40	52	7	7	7	7
Group Total	657	1,321	2,020	2,896	814	1,662	2,471	3,492

New business profit(2)
Total Asian Insurance Operations - ex Japan	136	286	465	725	183	396	621	902
Total US Insurance Operations	140	292	482	664	175	361	532	761
Total UK & Europe Insurance Operations	60	122	169	230	69	135	192	365
Group Total - ex Japan	336	700	1,116	1,619	427	892	1,345	2,028
Japan	(4)	(9)	(12)	(12)	(1)	(1)	(1)	(1)
Group Total	332	691	1,104	1,607	426	891	1,344	2,027

New business margin (% of APE)
Total Asian Insurance Operations - ex Japan	49%	55%	58%	60%	51%	56%	58%	60%
Total US Insurance Operations	76%	74%	75%	73%	69%	64%	63%	65%
Total UK & Europe Insurance Operations	33%	32%	32%	32%	36%	35%	35%	45%
Group Total - ex Japan	53%	54%	56%	57%	53%	54%	55%	58%
Japan	(24%)	(31%)	(30%)	(23%)	(14%)	(14%)	(14%)	(14%)
Group Total	51%	52%	55%	56%	52%	54%	54%	58%

PVNBP(3)
Total Asian Insurance Operations - ex Japan	1,297	2,551	3,987	5,982	1,581	3,316	5,071	7,493
Total US Insurance Operations	1,840	3,889	6,360	9,048	2,538	5,569	8,457	11,572
Total UK & Europe Insurance Operations	1,490	3,062	4,372	5,902	1,557	3,081	4,463	6,842
Group Total - ex Japan	4,627	9,502	14,719	20,932	5,676	11,966	17,991	25,907
Japan	82	155	212	263	32	34	36	39
Group Total	4,709	9,657	14,931	21,195	5,708	12,000	18,027	25,946

New business profit(2)
Total Asian Insurance Operations - ex Japan	136	286	465	725	183	396	621	902
Total US Insurance Operations	140	292	482	664	175	361	532	761
Total UK & Europe Insurance Operations	60	122	169	230	69	135	192	365
Group Total - ex Japan	336	700	1,116	1,619	427	892	1,345	2,028
Japan	(4)	(9)	(12)	(12)	(1)	(1)	(1)	(1)
Group Total	332	691	1,104	1,607	426	891	1,344	2,027

New business margin (% of PVNBP)
Total Asian Insurance Operations - ex Japan	10.5%	11.2%	11.7%	12.1%	11.6%	11.9%	12.2%	12.0%
Total US Insurance Operations	7.6%	7.5%	7.6%	7.3%	6.9%	6.5%	6.3%	6.6%
Total UK & Europe Insurance Operations	4.0%	4.0%	3.9%	3.9%	4.4%	4.4%	4.3%	5.3%
Group Total - ex Japan	7.3%	7.4%	7.6%	7.7%	7.5%	7.5%	7.5%	7.8%
Japan	(4.9%)	(5.8%)	(5.7%)	(4.6%)	(3.1%)	(2.9%)	(2.8%)	(2.6%)
Group Total	7.1%	7.2%	7.4%	7.6%	7.5%	7.4%	7.5%	7.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat